UBS AG Postfach 8098 Zürich Tel. +41-44-234 11 11 Corporate Center Group CFO Management Tom Naratil Tel. +41-44-234 24 07 Fax +41-44-234 21 00 tom.naratil@ubs.com www.ubs.com UBS AG - 1

Ms. A. Connell

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-1090

29 April 2013

UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN

ACCORDANCE WITH 17 C.F.R §200.83

UBS AG

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Dear Ms. Connell:

We respectfully submit the information below in response to the requests (the “requests”) made by the Staff of the Securities and Exchange Commission (the “Staff”) during the calls held on April 4, 2013 and April 15, 2013 relating to the Provisions and Contingent liabilities disclosures in: (a) the annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”) and (b) the annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”) of UBS AG (“UBS”). For your convenience, we have set out our understanding of the requests in the comment boxes below, followed by our response.

Comment 1

Please explain why litigation is included in both the Operational risks class and the Litigation, regulatory and similar matters class. Please explain how those two types of litigation are different and thus included in those two classes.

In footnote 1 to the Provisions table on page 341 of our 2011 Form 20-F, we disclosed that the Operational risks class “includes provisions for litigation resulting from security risks and transaction processing risks”. Upon further review, we identified that the matters reported in this class were not subject to litigation during 2011 or in subsequent periods, rendering the reference to ‘litigation’ irrelevant. Accordingly, in future filings, we will amend the description of this class in the footnote to state: “Comprises provisions for losses resulting from security risks and transaction processing risks”. All litigation matters are reflected in the Litigation, regulatory and similar matters class.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG - 2	UBS AG Form 20-F for the Fiscal Year Ended December 31, 2011 filed March 15, 2012 Form 20-F for the Fiscal Year Ended December 31, 2012 filed March 14, 2013 29 April 2013 Page 2 of 7

Comment 2

Page 376 of 2012 Form 20-F includes the table titled, “Provisions for litigation, regulatory and similar matters by segment.” Please tell us how the 18 items described in section b) of Note 23 of the 2012 Form 20-F link to each of the segments in the specified roll-forward table.

Below are all of the 18 items described in section b) of Note 23 of the 2012 Form 20-F, aligned to the relevant reporting segment or to Corporate Center – Core Functions:

Wealth Management

•   Inquiries regarding cross-border wealth management businesses

•   Madoff

•   Swiss retrocessions*

Wealth Management Americas

•   Lehman principal protection notes

•   Puerto Rico

Investment Bank

•   SinoTech Energy Limited**

•   Unauthorized trading incident**

•   Greater Southwestern Funding

Retail & Corporate

•   Swiss retrocessions*

Corporate Center - Core Functions

•   Municipal bonds**

•   Claims related to UBS disclosure

•   LIBOR and other benchmark rates

•   Banco UBS Pactual tax indemnity

Corporate Center - Non-core & Legacy Portfolio

•   Auction rate securities

•   Matters related to the financial crisis

•   Claims related to sales of residential mortgage-backed securities and mortgages

•   Transactions with Italian public sector entities

•   HSH Nordbank AG (HSH) **

•   Kommunale Wasserwerke Leipzig GmbH (KWL)

*	Allocated in part to Wealth Management and in part to Retail & Corporate.
**	When reviewing these matters as part of the preparation for the Q1 2013 report, we determined that these matters no longer require separate disclosure

Comment 3

Paragraph 88 of IAS 37 indicates that “Where a provision and a contingent liability arise from the same set of circumstances, an entity makes the disclosures required by paragraphs 84-86 in a way that shows the link between the provision and the contingent liability”. In our call on 4 April 2013, you indicated that a set of circumstances gives rise to either a provision or a contingent liability but not both. You also indicated that this was consistent with IAS 37 interpretive guidance from certain accounting firms. Please provide us with an additional explanation of your accounting position and describe to us how it is consistent with paragraph 88 of IAS 37.

IAS 37.13 distinguishes between provisions and contingent liabilities using the following terms:

(a)	provisions – which are recognized as liabilities (assuming that a reliable estimate can be made) because they are present obligations and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and

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(b)	contingent liabilities – which are not recognized as liabilities because they are either:

(i)	possible obligations, as it has yet to be confirmed whether the entity has a present obligation that could lead to an outflow of resources embodying economic benefits; or

(ii)	present obligations that do not meet the recognition criteria in this Standard (because either it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or a sufficiently reliable estimate of the amount of the obligation cannot be made).

The paragraph quoted above demonstrates that provisions and contingent liabilities are considered mutually exclusive concepts. Therefore, when assessing the facts and circumstances of a single transaction or a group of similar transactions that constitute a single unit of account, we do not believe that a provision and a contingent liability can arise in respect of a single unit of account, except with respect to joint and several liability (as described in IAS 37.29 and addressed in our response to Comment 4 below) and other limited circumstances. In those cases, the requirements set out in IAS 37.88 are applicable. This view is supported and further clarified by the guidance set out in paragraph 3.12.110.40 of the 8th edition 2011/2012 of KPMG’s Insights into IFRS, which states:

“In our view, when a provision is measured at its best estimate, which is less than the amount that could be payable, the difference between the two amounts is not a contingent liability….This is because the unit of accounting is the obligation. The uncertainty regarding the amount of the costs to be incurred is reflected in the measurement although disclosure of the uncertainty regarding measurement should be considered. We believe that there is no separate obligation or past event for the unrecognized portion of the range of possible costs.”

Where a matter gives rise to more than one potential exposure which are assessed as multiple units of account, then both a provision and a contingent liability could arise within the same matter, as envisaged in IAS 37.88. For example, on page 376 of our 2012 Form 20-F, we disclose information on a matter relating to Municipal bonds, which has been disclosed in our financial statements for a number of years. Although this matter arises from one set of circumstances (being alleged bid-rigging relating to municipal bond financings), the legal actions against UBS include both regulatory and civil charges and so they need to be assessed as separate units of account. In our 2012 Form 20-F, UBS announced a USD 140.3 million settlement with certain regulators. Separate from this, but closely related and arising from the same set of circumstances, we also disclosed a number of class actions seeking damages. Because the accounting assessment for these two components is different, they could (absent seriously prejudicial considerations), give rise to disclosure of a related provision and contingent liability for the same matter. Similar considerations would apply, for example, to the Auction rate securities matter.

Comment 4

Please provide us with a detailed response regarding how your accounting position regarding loan repurchase demands is consistent with paragraphs 53—58 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. In your response, please indicate whether you are liable for loan repurchase demands if originators-indemnitors fail to pay. If applicable, please explain why you believe that indemnity payments are virtually certain of being received. If you have not recognized a provision for loan repurchase demands that are expected to be reimbursed by the originator-indemnitor, please quantify the effect of that unrecognized amount with regards to the provision recognized as of 31 December 2012.

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG - 4	UBS AG Form 20-F for the Fiscal Year Ended December 31, 2011 filed March 15, 2012 Form 20-F for the Fiscal Year Ended December 31, 2012 filed March 14, 2013 29 April 2013 Page 4 of 7

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG - 5	UBS AG Form 20-F for the Fiscal Year Ended December 31, 2011 filed March 15, 2012 Form 20-F for the Fiscal Year Ended December 31, 2012 filed March 14, 2013 29 April 2013 Page 5 of 7

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG - 6	UBS AG Form 20-F for the Fiscal Year Ended December 31, 2011 filed March 15, 2012 Form 20-F for the Fiscal Year Ended December 31, 2012 filed March 14, 2013 29 April 2013 Page 6 of 7

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

Comment 5

Provide the break-out for the balance of restructuring provisions between personnel related provisions and onerous lease provisions.

The following table provides the information requested:

CHF million	31 December 2011	31 December 2012
Personnel related provisions	163	243
Onerous lease provisions	304	268

Total restructuring provisions	467	511

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG - 7	UBS AG Form 20-F for the Fiscal Year Ended December 31, 2011 filed March 15, 2012 Form 20-F for the Fiscal Year Ended December 31, 2012 filed March 14, 2013 29 April 2013 Page 7 of 7

Comment 6

Provide roll-forward information for the comparative period for the “Provision for claims related to sales of residential mortgage-backed securities and mortgages” table on page 379 of the 2012 Form 20-F.

The following table provides the information requested:

USD million	Year ended 31 December 2011
Balance at the beginning of the year	97
Increase in provision recognized in the income statement	40
Provision used in conformity with designated purpose	(32)

Balance at the end of the year	104

* * * * * * *

We appreciate the opportunity to provide you with this additional information. If you wish to discuss any of our responses or require further information, please do not hesitate to contact either Todd Tuckner at +1 203 719 0381 (todd.tuckner@ubs.com) or Alex Brougham at +44 207 567 7425 (alex.brougham@ubs.com).

Very truly yours,

UBS AG

Tom Naratil	Todd Tuckner
Group CFO	Group Finance COO